Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES DESIGN WIN FOR 100G
BYPASS BLADES WITH EXISTING CUSTOMER

- Customer Continues to Rely on Silicom as it Moves into the 100GB Arena -

KFAR SAVA, Israel— August 4, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced a Design Win for 100G Bypass Blades with an existing customer in the Traffic Management industry. Initial-quantity production has begun and is expected to ramp up to approximately $1 million per year.

“We are very pleased that this customer, with whom we have been working closely for a long time, is turning to us now to help them take their product portfolio into the 100G environment,” commented Shaike Orbach, Silicom’s President and CEO. “The continued development of our relationship with the customer, which has led to this Design Win, confirms the quality of our Bypass technologies as well as our correct and timely read of the market, which is now beginning to progress towards 100G.”

Mr. Orbach continued, “In fact, with the 100G market moving toward mainstream deployments, we believe that revenues from this Design Win will grow beyond the currently-forecast $1 million per year, and that our strong 100G capabilities will become an increasingly strategic advantage, contributing significantly to our ability to achieve our long-term growth targets.”

Silicom’s Bypass switches are fail-safe mechanisms that assure the continued flow of traffic in high-traffic in-line appliances in times of failure, whether due to loss of power, software malfunction or other occurrence.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com